Exhibit 4.5

BIO-KEY INTERNATIONAL, INC.

DESCRIPTION OF SECURITIES REGISTERED

PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934

BIO-key International, Inc., a Delaware corporation (“we,” “us” and “our”), has only one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, $0.0001 par value per share (“common stock”).

Common Stock

The following summary description of our common stock is based on the provisions of our certificate of incorporation and bylaws, which are incorporated by reference into our most recently filed Annual Report on Form 10-K, and the applicable provisions of the Delaware General Corporation Law (“DGCL”). This information may not be complete in all respects and is qualified in its entirety by reference to the provisions of our certificate of incorporation, our bylaws and the DGCL. We encourage you to read our certificate of incorporation, our bylaws and the applicable provisions of the DGCL for additional information.

Authorized. We currently have authority to issue up to 170,000,000 shares of common stock. From time to time, we may amend our certificate of incorporation to increase the number of authorized shares of common stock. Any such amendment would require the approval of the holders of a majority of the voting power of the shares entitled to vote thereon.

Voting. For all matters submitted to a vote of stockholders, each holder of common stock is entitled to one vote for each share registered in the holder’s name on our books. Our common stock does not have cumulative voting rights. Holders of a plurality of our outstanding common stock can elect all of the directors who are up for election in a particular year. Holders of a majority of our outstanding common stock act by a majority for all other matters, except as limited by our certificate of incorporation, our bylaws and the DGCL.

Dividends. If our Board of Directors declares a dividend, holders of common stock will receive payments from our funds that are legally available to pay dividends. However, this dividend right is subject to any preferential dividend rights we may grant to the persons who hold preferred stock, $0.0001 par value per share (“preferred stock”), if any is outstanding.

Liquidation and Dissolution. If we are liquidated or dissolve, the holders of our common stock will be entitled to share ratably in all the assets that remain after we pay our liabilities and any amounts we may owe to the persons who hold preferred stock, if any is outstanding.

Fully Paid and Nonassessable. All shares of our outstanding common stock are fully paid and nonassessable and any additional shares of common stock that we issue will be fully paid and nonassessable.

Other Rights and Restrictions. Holders of our common stock do not have preemptive or subscription rights, and they have no right to convert their common stock into any other securities. Our common stock is not subject to redemption by us, and there are no sinking fund provisions applicable to our common stock. The rights, preferences and privileges of common stockholders are subject to the rights of the stockholders of any series of preferred stock which we may designate in the future. Our certificate of incorporation and bylaws do not restrict the ability of a holder of common stock to transfer his or her shares of common stock.

Listing. Our common stock is listed on The Nasdaq Capital Market under the symbol “BKYI.”

Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.

Certain Effects of Delaware Law and Certificate of Incorporation and Bylaw Provisions

Authorized But Unissued Stock. We are authorized to issue 175,000,000 shares of capital stock, consisting of 170,000,000 shares of common stock and 5,000,000 shares of preferred stock. We have shares of common stock and preferred stock available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of The Nasdaq Capital Market. We may use these additional shares for a variety of corporate purposes, including for future public or private offerings to raise additional capital or facilitate corporate acquisitions or for payment as a dividend on our capital stock. The existence of unissued and unreserved common stock and preferred stock may enable our Board of Directors to issue shares to persons friendly to current management that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management.

Blank Check Preferred Stock. Our Board of Directors is authorized without further stockholder action, to designate any number of series of preferred stock with such rights, preferences and designations as determined by the Board of Directors. Shares of preferred stock issued by the Board of Directors could be utilized, under certain circumstances, to make an attempt to gain control of the Company more difficult or time-consuming. For example, shares of preferred stock could be issued with certain rights that might have the effect of diluting the percentage of common stock owned by a significant stockholder or issued to purchasers who might side with management in opposing a takeover bid that the Board of Directors determines is not in the best interests of the Company and its stockholders. The existence of the preferred stock may, therefore, be viewed as having possible anti-takeover effects.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide that stockholders who desire to nominate a person for election to our Board of Directors must comply with specified notice and information provisions. Our bylaws contain similar advance notice provisions for stockholder proposals for action at stockholder meetings. These provisions prevent stockholders from making nominations for directors and stockholder proposals from the floor at any stockholder meeting and require any stockholder making a nomination or proposal to submit the name of the nominees for board seats or the stockholder proposal, together with specified information about the nominee or any stockholder proposal, prior to the meeting at which directors are to be elected or action is to be taken. These provisions ensure that stockholders have adequate time to consider nominations and proposals before action is required, and they may also have the effect of delaying stockholder action.

Supermajority Vote Requirements. Any director may be removed from office only with cause and only by the affirmative vote of the holders of 75% or more of our shares then entitled to vote at an election of directors. Additionally, our bylaws may be amended or repealed by the affirmative vote of at least 75% of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class. These provisions may prevent stockholders from removing existing directors and amending our bylaws, each of which could have the effect of delaying or preventing a change in control of our company.

Indemnification. Our certificate of incorporation and bylaws contain provisions to indemnify our directors and officers to the fullest extent permitted by the DGCL. These provisions do not limit or eliminate our right or the right of any stockholder of ours to seek non-monetary relief, such as an injunction or rescission in the event of a breach by a director or an officer of his duty of care to us.

Business Combinations. We are subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s voting stock. This provision could have the effect of delaying or preventing a change in control of our company.